April 20, 2015

VIA EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Laboratory Corporation of America Holdings
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File Number 001-11353

Dear Ms. Jenkins:

We have reviewed the comments of the staff, as set forth in its letter dated April 7, 2015, with respect to the above-referenced filing. Enclosed herewith are the staff’s comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Liquidity, Capital Resources and Financial Position, page 56
Operating Activities, page 57

Comment:

1.
Your discussion and analysis of cash flows provided by operating activities merely recites the numerical information presented in the consolidated statements of cash flows. Please provide us with, and confirm to us that you will provide in future filings, a robust discussion and analysis of your operating cash flows that addresses material changes in

Ms. Tia L. Jenkins
April 20, 2015

these cash flows including the key drivers of changes in your operating, investing and financing activities to include a discussion of these cash flows for all periods that are presented in your consolidated statements of cash flows. Refer to Item 303 of Regulation S-K and FRC 501.13b.1 for additional guidance.

Response:

The Company confirms that in future filings it will expand its discussion and analysis of cash flows provided by operating activities and will provide a robust discussion of the key drivers of changes in its operating, investing and financing activities and include a discussion of these cash flows for all periods presented as illustrated below, using the 2014 10-K periods for example purposes (note that the following will be inserted after the introductory paragraphs of the Liquidity, Capital Resources and Financial Position section of Management’s Discussion and Analysis of Financial Condition and Results of Operations):

Liquidity, Capital Resources and Financial Position
In summary, our cash flows were as follows:

	2014	2013	2012
Net cash provided by operating activities	$ 739.0	$818.7	$841.4
Net cash used in investing activities	(350.1)	359.6	(534.2)
Net cash used for financing activities	(200.6)	(518.3)	(0.8)
Effect of exchange rate on change in cash and cash equivalents	(12.3)	(3.6)	1.1
Net change in cash and cash equivalents	$176.0	$ (62.8)	$307.5

Cash and cash equivalents

Cash and cash equivalents at December 31, 2014, 2013 and 2012 totaled $580.0, $404.0 and $466.8, respectively. Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market investments, which have original maturities of three months or less.

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2014 was $739.0 compared to $818.7 for the year ended December 31, 2013. The decrease in cash flows from operating activities for the year ended December 31, 2014, as compared to the prior year, was primarily attributable to $62.8 lower net earnings. The Company’s lower net earnings were driven by a 2% decline in its operating margins due to changes in payer and test mix as well as increased acquisition and consulting costs. The Company’s cash collections improved by $36.4 compared to the prior year, representing improvements in collections efforts on the delays and denials of payments the Company experienced in 2013 as a result of new molecular pathology codes and government payment reductions. However, this improvement was overshadowed by an $82.0 million increase in the use of cash from

Ms. Tia L. Jenkins
April 20, 2015

accounts payable disbursements. During 2014, the Company’s interest payments increased $20.6 compared to 2013, reflecting the timing of interest payments on the $700.0 in new senior notes issued in November 2013. This was partially offset by a $17.4 decrease in net taxes paid during the year compared to 2013. In addition, the net impact of changes in noncash adjustments, primarily related to deferred taxes, depreciation and amortization, stock compensation and gain/loss on sale of assets contributed to the $79.7 decrease in operating cash flows for 2014 as compared to the prior year.

Net cash provided by operating activities for the year ended December 31, 2013 was $818.7 compared to $841.4 for the year ended December 31, 2012. The decrease in cash flows from operating activities for the year ended December 31, 2013, as compared to the prior year, was primarily attributable to a $68.1 decrease in cash collections as compared to 2012, as the Company experienced delays and denials of coverage of existing tests by some payers after implementation of newly established molecular pathology codes as well as government payment reductions. These delays, denials and government reductions reduced year over year operating cash flow by an estimate of more than an $100.0. The Company was able to offset much of the negative impact of reduced cash collections to its operating cash flows by effectively managing its other elements of working capital – most notably in the timing of vendor payments.

Cash flows from investing activities

Net cash used in investing activities for the year ended December 31, 2014 was $350.1 as compared to $359.6 for the year ended December 31, 2013. The $9.5 decrease in cash used in investing activities for the year ended December 31, 2014, as compared to the prior year, was primarily the result of the $31.6 proceeds received from the sale of one of the company’s equity investments offset by cash outflows of $20.2 for additional equity investments.

Net cash used in investing activities for the year ended December 31, 2013 was $359.6 as compared to $534.2 for the year ended December 31, 2012. The $174.6 decrease in cash used in investing activities for the year ended December 31, 2013, as compared to the prior year, was primarily attributable to $175.6 reduced business acquisition activity, as the MEDTOX Scientific, Inc. acquisition closed on July 31, 2012 for a net purchase price of $236.4. These reduced expenditures for business acquisitions were partially offset by a $28.4 increase in capital expenditures and a $19.5 decrease in investments made during 2013, compared to 2012.

Cash flows from financing activities

Net cash used for financing activities for the year ended December 31, 2014 was $200.6 compared to $518.3 for the year ended December 31, 2013. The $317.7 decrease in the cash used for financing activities for the year ended December 31, 2014, as compared to the prior year, was primarily a result of a $746.6 decrease in repurchases of common stock partially offset by a net increase of $328.5 in debt financing in 2013.

Ms. Tia L. Jenkins
April 20, 2015

Net cash used for financing activities for the year ended December 31, 2013 was $518.3 compared to $0.8 for the year ended December 31, 2012. The increase in the cash used for financing activities for the year ended December 31, 2013, as compared to the prior year, was primarily the result of a $499.1 increase in the Company’s repurchases of common stock, and a net decrease in net debt financing of $103.3 partially offset by a net increase in proceeds from employee stock transactions of $88.2.

Consolidated Financial Statements, page F-1
Note 5. Joint Venture Partnerships and Equity method Investments, page F-16

Comment:

2.
On page 19 you disclose that Alberta Health Services (AHS) informed your Canadian partnership in October 2014 that it had selected a different provider to serve as its preferred proponent for laboratory service performed in Canada. You then disclose that the Canadian partnership subsequently submitted a vendor bid appeal in protest of the contract award. In view of this adverse event, please tell us how you assessed its effect on the partnership and its potential for impairment, if any. In doing so please tell us the following:

•	Describe the status of your bid appeal. If AHS has not already responded to you with its determination, tell us if AHS is required to respond to you by a prescribed date.

•
Provide us with your assessment of the near term prospects of the partnership. Tell us, in your opinion, the degree of probability that the contract award may be overturned in your favor, how you came to this conclusion and how this was factored into your consideration of any potential impairment of the Canadian partnership investment.

•
Given that it has been approximately 5 months since the partnership was notified it would not be the preferred proponent, tell us if there has been any deterioration in the operating results of the partnership during the subsequent 5 month period in comparison with prior periods.

In addition, please explain your accounting basis for evaluating the potential impairment of your investment in this non-corporate partnership. Your response should explain both the method and significant assumptions used in evaluating this investment for potential impairment.

Ms. Tia L. Jenkins
April 20, 2015

Response:

The Company’s Canadian partnership in Alberta has a long-standing contract to conduct diagnostic testing services in the province of Alberta. Substantially all of its revenue is received as reimbursement from the Alberta Health Services (AHS) programs. While the contract with AHS guarantees the Canadian partnership the ability to conduct diagnostic testing in Alberta, it does not guarantee that the provincial government will continue to reimburse diagnostic laboratory testing in future years at current levels. If the provincial government decides to limit or reduce its reimbursement of laboratory diagnostic services, it would have a negative impact on the profits and cash flows the Company derives from its Canadian partnership in Alberta. In December 2013, AHS issued a request for proposals for laboratory services that includes the scope of services performed by the Canadian partnership in Alberta. In October 2014, AHS informed the Canadian partnership that it was not selected as the preferred proponent. In November 2014, the Canadian partnership submitted a vendor bid appeal and it is vigorously protesting the contract award. The Company and its Canadian partnership in Alberta believe that there were significant flaws and failures in the conduct of the request for proposal (“RFP”) process which drove to a biased conclusion.  The partnership has asserted that the AHS RFP process discriminated against the local knowledge, expertise, infrastructure and relationships of its business; AHS did not include or evaluate the significant risks or costs of transition in its RFP process; and AHS prematurely and inappropriately released information that undermined the RFP process before its conclusion and defended its selection of an Australian-based company in the public realm on grounds that cannot be substantiated.

The Company’s Canadian partnership in Alberta has been the provider of the lab services for over 40 years and is recognized as one of Canada's Best Managed Companies as well as being consistently named as one of Alberta's Top 65 Employers. The partnership is accredited by the College of Physicians and Surgeons and carries international accreditation through the College of American Pathologists.  The contract the partnership currently has in place with AHS runs through March 31, 2016, and its results of operations show no degradation in volume or profitability.

AHS established a Vendor Bid Appeal Panel to hear the appeal, and the hearing was conducted February 23-25, 2015.  As of the date of this response letter, there has been no change in the status of the bid appeal as provided in the Company’s Form 10-K filed on February 26, 2015. The decision remains pending before the Vendor Bid Appeal Panel. The Vendor Bid Appeal Panel is not required to respond by a particular date, but the Company anticipates a decision on the bid appeal before the end of May 2015. If the appeal is unsuccessful, the Company could then pursue a lawsuit to have the case heard in court. The Company believes that it has a strong fact pattern and legal grounds to be ultimately successful in its challenge to the AHS decision and it is the Company’s belief and best estimate, based on the facts and legal grounds presented to date, the Canadian partnership should be successful in its challenge to the validity of the RFP process.

Ms. Tia L. Jenkins
April 20, 2015

The Company considered the guidance in ASC 323-10-35-31 as well as ASC 320-10-S99-1 where the SEC staff stated its belief that the following are examples of the factors that, individually or in combination, indicate that a decline in value of an equity security is other-than-temporary and that a write-down of the carrying amount is required. While this guidance applies to available-for-sale equity securities, we believe that these factors are relevant when evaluating whether an equity method investment has an other-than-temporary impairment:

•
The length of the time and the extent to which the market value has been less than cost - The Canadian partnership in Alberta has a long history of profit and growth.  There are no indications that its cost value is greater than the market value.

•
The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential - Acknowledging the above discussion, the Company’s belief and best estimate, based on the facts and legal grounds presented to date, is that the Canadian partnership should be successful in its challenge to the validity of the RFP process, which would open the opportunity for a potential contract extension or a new alternate RFP process. As noted previously, the existing contract remains in-place through March 2016.

•
The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value – The Company has the ability and intent to maintain its investment in the Canadian partnership.  It has held this investment since 2002 and has no intentions to divest.

Based on these factors the Company has determined that an other-than-temporary impairment does not exist regarding this investment. However, it should be noted that this contingency has been disclosed, including the risk of impairment should the matter be resolved in a manner inconsistent with what the Company currently believes is the probable outcome.

Note 8. Goodwill and Intangible Assets, page F-18

3.
In connection with the comment above, please tell us if any of the $635.4 million of Canadian licenses are associated with the Canadian partnership. If so, please tell us how you assessed those licenses for potential impairment after receiving notice in October 2014 that the partnership would not serve as the preferred proponent for AHS in Canada. Your response should explain both the method and significant assumptions used in your impairment analysis of these licenses.

Ms. Tia L. Jenkins
April 20, 2015

Response:

The Canadian licenses presented in Note 8 on page F-18 related solely to the Company’s consolidated subsidiary, located in Toronto, Ontario and are not associated with the Company’s Canadian partnership in Alberta Therefore, the ultimate resolution of the matter in Alberta will not have any impact on the recoverability of the $635.4 Canadian licenses.

* * * * *

Furthermore, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4602.

Very truly yours,

/s/ Glenn A. Eisenberg

Glenn A. Eisenberg
Executive Vice President –
Chief Financial Officer

cc:    Michael J. Silver, Hogan Lovells US L.L.P.
T. Crawford Pounds – PricewaterhouseCoopers L.L.P.